As filed with the Securities and Exchange Commission on June 29, 2004

Registration No. 333-111495

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Pre-Effective Amendment No. 2 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOHU.COM INC.

(Exact name of registrant as specified in its charter)

Delaware	98-0204667
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

7 Jianguomen Nei Avenue

Bright China Chang An Building

Tower 2, Room 1519

Beijing 100005

People’s Republic of China

(011) 8610-6510-2160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

212-590-9200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Timothy B. Bancroft, Esq.

Goulston & Storrs, P.C.

400 Atlantic Avenue

Boston, Massachusetts 02110

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED June 29, 2004

SOHU.COM INC.

91,549 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale by certain selling security holders of up to an aggregate of 91,549 shares of the common stock, par value $0.001 per share, of Sohu.com Inc.

In connection with our acquisition in November 2003 of All Honest International Limited, a company incorporated under the laws of the British Virgin Islands, we issued 65,852 shares of our common stock to certain selling security holders listed in the “Selling Security Holders” section of this prospectus as partial payment for this acquisition.

In addition, we issued 2,499 additional shares of our common stock to certain of the selling security holders on May 25, 2004 and we may issue up to 23,198 additional shares of our common stock to certain of the selling security holders upon the attainment of certain post-closing contingencies on or about November 25, 2004.

This prospectus may be used by the selling security holders listed in the “Selling Security Holders” section of this prospectus to resell the shares of common stock issued or issuable to them pursuant to our acquisition of All Honest International Limited.

This resale is not being underwritten. The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

We have concurrently pending, separate from this offering, a registration statement filed with the Securities and Exchange Commission (or SEC) with respect to resales from time to time by holders of our Zero Coupon Convertible Senior Notes due July 14, 2023 and 2,010,722 shares of our common stock issuable upon conversion of the notes held by those holders, plus such additional indeterminate number of shares as may become issuable upon conversion of the notes by reason of adjustment of the conversion price.

Our common stock is traded on the Nasdaq National Market under the symbol “SOHU.” On June 25, 2004, the last reported sales price for our common stock was $20.18 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

Our Web site is located at www.sohu.com. In order to link to the portion of the Web site written in English, click on the “About Sohu” icon near the bottom of the home page.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 29, 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus constitutes an offer to sell or a solicitation to buy shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of common stock.

SUMMARY

SOHU.COM INC.

As used in this report, references to “us,” “we,” “our,” “our company,” “Sohu” and “Sohu.com” are to Sohu.com Inc., and, except where the context requires otherwise, our subsidiaries ChinaRen Inc. (or ChinaRen), Sohu.com (Hong Kong) Limited (or Sohu Hong Kong), Sohu.com Limited, Kylie Enterprises Limited and All Honest International Limited, Sohu ITC Information Technology (Beijing) Co., Ltd. (or Beijing ITC), Beijing Sohu New Era Information Technology Co., Ltd. (or Sohu Era), and Beijing Sohu Interactive Software Co., Ltd. (or Sohu Software), and our VIEs Beijing Sohu Online Network Information Services, Ltd. (or Beijing Sohu), Beijing Century High Tech Investment Co., Ltd. (or High Century), Beijing Hengda Yitong Internet Technology Development Co., Ltd. (or Hengda), and Beijing Sohu Information Internet Service Co., Ltd. (or Sohu Internet) and these references should be interpreted accordingly. Unless otherwise specified, references to “China” or “PRC” refer to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

We are one of the leading Internet portals in China in terms of brand recognition. Our main portal consists of sophisticated Chinese languages Web navigational and search capabilities, 20 main content channels, Web-based communications, alumni club and community services and a platform for e-commerce, wireless and multiplayer online game services. Each of our interest-specific main channels contains multi-level sub-channels that cover a comprehensive range of topics, including news, business, entertainment, sports and career. We also offer free and paid Web-based e-mail. We offer a universal registration system, whereby a user that has registered for our e-mail service is automatically registered for our chat, bulletin board, and other services. Our portal attracts consumers and merchants alike because it is designed to meet the specific needs and interests of Internet users in China. Key features include proprietary Web navigational and search capabilities that reflect the unique cultural characteristics and thinking and viewing habits of PRC Internet users.

We derive revenues primarily through the sale of advertising, wireless, and e-commerce.

We were incorporated in Delaware in August 1996 as Internet Technologies China Incorporated, and launched our original Web site, itc.com.cn, in January 1997. During 1997, we developed Sohu online directory ad search engine and related technology infrastructure, and also focused on recruiting personnel, raising capital and aggregating content to attract and retain users. In February 1998, we re-launched our Web site under the domain name sohu.com and in September 1999, we re-named our company Sohu.com Inc. Substantially all of our primary business operations are conducted through our intermediate holding company, Sohu.com Limited, our indirect wholly owned subsidiaries, Beijing ITC, Sohu Era, Sohu Software, Kylie Enterprises Limited, and All Honest International Limited, and our variable interest entities Sohu Internet and Beijing Sohu.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The remainder of this prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

We incurred net losses from inception through the second quarter of 2002, and losses could recur in the future.

We incurred significant net losses from our inception in August 1996 through the quarter ended June 30, 2002. We had an accumulated deficit of approximately $35.9 million at March 31, 2004. We may incur substantial net losses in the future due to the relative high risk associated with our revenue and the high level of planned operating and capital expenditures, including sales and marketing costs, personnel hires, and product development. Although we recorded net profits from the quarter ended September 30, 2002 through the quarter ended March 31, 2004, we may not sustain profitability or our profitability could decrease.

We have a limited operating history, which may make it difficult for investors to evaluate our business.

We began offering products and services under the www.Sohu.com Web site in February 1998. Accordingly, we have a limited operating history upon which investors can evaluate our business. In addition, our senior management and employees have worked together at our company for only a relatively short period of time. As an early stage company in the new and rapidly evolving PRC Internet market, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	increase our online advertising revenues and successfully build our e-commerce and e-subscription services (including wireless services) businesses, given the early stage of development of the PRC Internet industry;

•	continue to attract a larger audience to our portal by expanding the type and technical sophistication of the content and services we offer; and

•	maintain our current, and develop new, strategic relationships to increase our revenue streams as well as product and service offerings.

If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC Internet sector, we could be subject to severe penalties.

We conduct our Internet and value added telecommunication operations solely in the PRC through our indirect wholly owned subsidiaries, Beijing ITC and Sohu Era, and variable interest entities Sohu Internet and Beijing Sohu. We are a Delaware corporation, and Sohu Hong Kong, our indirect wholly owned subsidiary and the parent company of Beijing ITC and Sohu Era, is a Hong Kong corporation and a foreign person under PRC law. Accordingly, Beijing ITC and Sohu Era are wholly foreign owned enterprises, or WFOEs, under PRC law and our Internet and value added telecommunication business is 100% foreign-owned. In order to meet ownership requirements under PRC law which restrict or prohibit WFOEs from operating in certain industries such as Internet information, Internet access, value added telecommunication and e-commerce services, we have established Beijing Sohu, High Century, Hengda and Sohu Internet, which are companies incorporated in the PRC and owned by Dr. Zhang and certain other employees of Sohu. As of March 31, 2004, Sohu had invested $5.2 million in Beijing Sohu, High Century, Hengda and Sohu Internet through loans to officers and employees. In 2000, we extended loans of $242,000 to Dr. Zhang and a Sohu employee to set up Beijing Sohu. Pursuant to a restructuring in May 2000, we transferred certain of our assets and operations to Beijing Sohu, a PRC company that is 80% owned by Dr. Zhang. In 2001 and 2002, we made loans totaling $4.6 million to Dr. Zhang and an employee of the company to establish High Century for the purposes of undertaking additional investments in the PRC where foreign ownership is prohibited or restricted. In 2002, we loaned $242,000 to an employee of the company for the purpose of funding an investment in Hengda, a company incorporated in the PRC which engages in Internet access services in the PRC on behalf of Sohu. The $242,000 investment represents a 20% interest in Hengda, with High Century holding the remaining 80% interest.

In June 2003, we loaned $121,000 to an employee of the company for the purpose of funding an investment in Sohu Internet, a company incorporated in the PRC which engages in Internet information services in the PRC on behalf of Sohu. The $121,000 investment represents a 20% interest in Sohu Internet with High Century holding the remaining 80% interest. We do not have any direct ownership interest in Beijing Sohu, High Century, Hengda or Sohu Internet.

The PRC began several years ago to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. In addition, new PRC Internet laws and regulations were recently adopted. Accordingly, it is possible that the PRC government will ultimately take a view contrary to ours.

In addition, under the agreement reached in November 1999 between the PRC and the United States concerning the United States’ support of China’s entry into the World Trade Organization, or WTO, foreign investment in PRC Internet services are to be liberalized to allow for 30% foreign ownership in key telecommunication services, including PRC Internet ventures, for the first year after China’s entry into the WTO, 49% in the second year and 50% thereafter. China officially entered the WTO on December 11, 2001. However, the implementation of China’s WTO accession agreements is still subject to various conditions.

Accordingly, it is possible that the relevant PRC authorities could, at any time, assert that any portion or all of our, Beijing ITC’s, Sohu Era’s, Beijing Sohu’s, Hengda’s, High Century’s or Sohu Internet’s existing or future ownership structure and businesses violate existing or future PRC laws, regulations or policies. It is also possible that the new laws or regulations governing the PRC Internet sector that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Beijing ITC’s, Sohu Era’s, Beijing Sohu’s, Hengda’s, High Century’s and Sohu Internet’s current or proposed businesses and operations. In addition, any such new laws and regulations may be retroactively applied to us, Beijing ITC, Sohu Era, High Century, Hengda, Beijing Sohu or Sohu Internet.

If we, Beijing ITC, Sohu Era, High Century, Beijing Sohu, Hengda or Sohu Internet were found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our, Beijing ITC’s, Sohu Era’s, High Century’s, Hengda’s, Beijing Sohu’s or Sohu Internet’s income;

•	revoking our, Beijing ITC’s, Sohu Era’s, High Century’s, Hengda’s, Beijing Sohu’s or Sohu Internet’s business license;

•	shutting down our, Beijing ITC’s, Sohu Era’s, Beijing Sohu’s or Sohu Internet’s servers and/or blocking our Web sites;

•	requiring us, Beijing ITC, Sohu Era, High Century, Hengda, Beijing Sohu or Sohu Internet to restructure its ownership structure or operations; and

•	requiring us, Beijing ITC, Sohu Era, High Century, Hengda, Beijing Sohu or Sohu Internet to discontinue any portion or all of its Internet and value added telecommunication business.

If we are found to be in violation of current or future PRC laws, rules or regulations regarding Internet-related services and telecom-related activities, we could be subject to severe penalties.

The PRC recently enacted regulations applying to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information and value added telecommunication services. If these regulations are interpreted to be inconsistent with our ownership structure and business operations, our business will be severely impaired and we could be subject to severe penalties as discussed above.

Activities of Internet content providers are or will be subject to additional PRC regulations, which have not yet been put into effect. Our operations may not be consistent with these new regulations when put into effect, and, as a result, we could be subject to severe penalties.

The Ministry of Information Industry, or MII, has stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, online securities trading and the provision of industry-specific (e.g., drug-related) information over the Internet. Other aspects of our online operations may be subject to regulation in the future.

Our operations may not be consistent with these new regulations when put into effect and, as a result, we could be subject to severe penalties as discussed above.

We may not be able to collect payments of our e-subscription fees if the PRC government determines that our existing ownership structure does not comply with PRC laws, rules or regulations.

As discussed above, the PRC began several years ago to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. In addition, new PRC Internet laws and regulations were recently adopted. Accordingly, it is possible that the PRC government will ultimately take a view contrary to ours. If the PRC government were to take a contrary view, we may not be able to collect payments of our wireless fees, which we receive from Beijing Sohu and Sohu Internet, which in turn collect the fees from mobile network operators.

Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

The PRC has enacted regulations governing Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes to violate PRC law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the PRC government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside the PRC at its sole discretion. Even if we comply with PRC governmental regulations relating to licensing and foreign investment prohibitions, if the PRC government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

We are also subject to potential liability for content on our Web sites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the MII.

Furthermore, we are required to delete content that clearly violates the laws of the PRC and report content that we suspect may violate PRC law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our Web sites.

We may be unable to collect long-term loans to officers and employees or exercise management influence associated with Beijing Sohu, High Century, Hengda or Sohu Internet.

At March 31, 2004, Sohu had provided long-term loans of $5.2 million to Dr. Zhang and certain of our employees. The long-term loans are used to finance investments in Beijing Sohu and High Century, which are owned 80% by Dr. Zhang and 20% by certain of our employees, Hengda, which is owned 80% by High Century and 20% by an employee, and Sohu Internet, which is owned 80% by High Century and 20% by an employee. Beijing Sohu, High Century, Hengda and Sohu Internet are used to facilitate our participation in telecommunications, Internet content and certain other businesses in China where foreign ownership is either prohibited or restricted.

The agreements contain provisions that, subject to PRC law, (i) the loans can only be repaid to us by transferring the shares of High Century, Hengda, Sohu Internet or Beijing Sohu to us, (ii) the shares of High Century, Hengda, Sohu Internet or Beijing Sohu cannot be transferred without our approval, and (iii) we have the right to appoint all directors and senior management personnel of High Century, Hengda, Sohu Internet and Beijing Sohu. Dr. Zhang and the other employee borrowers have pledged all of their shares in High Century, Hengda, Sohu Internet and Beijing Sohu as collateral for the loans and the loans bear no interest and are due on demand after November 2003, in the case of High Century, the earlier of a demand or 2010, in the case of Beijing Sohu, after January 2003, in the case of Hengda, and after June 2004, in the case of Sohu Internet, or, in any case, at such time as Dr. Zhang or the other employee borrowers, as the case may be, is not an employee of Sohu. Sohu does not intend to request repayment of the loans as long as PRC regulations prohibit it from directly investing in businesses being undertaken by High Century, Hengda, Sohu Internet and Beijing Sohu.

Because these loans can only be repaid by the borrowers’ transferring the shares of the various entities, our ability to ultimately realize the effective return of the amounts advanced under these loans will depend on the profitability of Beijing Sohu, Hengda, Sohu Internet and High Century, which is uncertain. Furthermore, because of uncertainty associated with PRC law, ultimate enforcement of the loan agreements is uncertain. Accordingly, we may never be able to collect these loans or exercise influence over High Century, Hengda, Sohu Internet and Beijing Sohu.

We depend upon contractual arrangements with Beijing Sohu, Hengda, High Century and Sohu Internet for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

Because we conduct our Internet operations only in the PRC, and because we are restricted or prohibited by the PRC government from owning Internet content or telecommunication operations in the PRC, we are dependent on Beijing Sohu, Hengda, High Century and Sohu Internet in which we have no direct ownership interest, to provide those services through contractual agreements between the parties. These arrangements may not be as effective in providing control over our Internet content or telecommunications operations as direct ownership of these businesses. For example, Beijing Sohu and Sohu Internet could fail to take actions required for our business, such as entering into content development contracts with potential content suppliers or failing to maintain the necessary permit for the content servers. If Beijing Sohu, Hengda, High Century and Sohu Internet fail to perform its obligations under these agreements, we may have to rely on legal remedies under PRC law, which we cannot assure you would be effective or sufficient.

Dr. Zhang is also the majority shareholder of Beijing Sohu, Hengda, High Century and Sohu Internet. As a result, our contractual relationships with those companies could be viewed as entrenching his management position or transferring certain value to him, especially if any conflict arises with him.

We rely on e-subscription services for a significant portion of our revenues. Wireless services constitute the majority of our

e-subscription revenues. Our business plan is dependent upon further increases in revenues from wireless services and the expansion of our subscriber base.

We derive a significant portion of our revenues from e-subscription services on our Web sites. We derived our e-subscription revenue in the first three months of 2004 principally from providing to mobile phone users value added wireless services such as alumni club, dating and friends matching, e-mail, ringtone and logo downloads and various other related products. For the three months ended March 31, 2004 and 2003, e-subscription revenues represented approximately 52% and 60%, respectively, of our total revenues. For the three months ended March 31, 2004, wireless services accounted for 91% of our total e-subscription revenues. We expect our reliance on the portion of wireless e-subscription revenues to increase. Our business plan is dependent upon further increases in revenues from wireless services and the expansion of our subscriber base. Revenues may not increase and our subscriber base may not expand due to the possibilities that:

•	Our consumers may not understand our services or the fees they are being charged, may not be satisfied with our services and/or may not use our services on a regular basis;

•	Consumers may cancel their services at any time without notice;

•	Currently over 80% of our e-subscriptions revenue is from consumers who subscribe for individual services for which we charge a monthly fee ranging from approximately $0.36 to $3.60. During the quarter ended March 31, 2004, we continued to churn out of our old community products such as GGMM, which led to a decrease in wireless revenues from the previous quarter. We now put more emphasis on new products such as multi messaging services and other 2.5G applications to re-ignite growth in this area. Future growth and sustainability of our e-subscription revenues are dependent upon user acceptance of our existing and new services, especially services which are paid by way of monthly subscriptions. Because these services are new and untested, we do not have a clear understanding of consumer behavior, making it difficult to predict future growth or usage.

•	We face intense competition from a number of companies who may launch competing or better products than us at any time. In addition, there are limited barriers to entry in this area; and

•	Changes in government policy could restrict or curtail the services which we provide.

We expect our e-subscriptions revenues to decrease in the three months ended June 30, 2004, as compared to the three months ended March 31, 2004, due to the high churn rates in some of our existing products. There could be further decreases in the future.

We rely on contracts with our mobile network operators, CMCC and Unicom, in a number of ways with respect to our wireless services, including for billing of, and collection from, mobile phone users of e-subscription fees. If our arrangements with mobile network operators were to be terminated, altered or not renewed, or if such operators did not provide continuous or adequate service, our revenues could be reduced significantly.

Wireless fees are charged on a monthly or per message basis. Pursuant to contractual arrangements between Beijing Sohu or Sohu Internet and a number of mobile network operators in China which are subsidiaries of China Mobile Communication Corporation, or CMCC, and China Unicom Co., Ltd, or Unicom, Sohu relies on the operators for both billing of, and collection from, mobile phone users of e-subscription fees. The service fees range from approximately 10% to 50% of our e-subscription revenues, and are based on contracted rates that are subject to review and renewal on an annual basis. Generally, (i) within 15 to 90 days after the end of each month, Beijing Sohu or Sohu Internet receives a statement from CMCC and Unicom confirming the amount of e-subscription charges billed to that operator’s mobile phone users and (ii) within 30 to 120 days after delivering a monthly statement to Beijing Sohu or Sohu Internet, each operator remits the e-subscription fees, net of its service fees, for the month to Beijing Sohu or Sohu Internet which then transfers the funds to Beijing ITC or Sohu Era.

With respect to our wireless services, we depend on the cooperation of CMCC and Unicom. We rely on CMCC and Unicom in the following ways:

•	we provide wireless services through CMCC’s and Unicom’s network and gateway;

•	we utilize and rely on CMCC and Unicom’s billing systems to charge our subscribers through the subscriber’s mobile phone bill;

•	we rely on their collection proxy services to collect payments from subscribers; and

•	we rely on their infrastructure to further develop our subscription services.

We face significant risks with respect to our arrangements with CMCC and Unicom, such as the following, which could adversely affect our e-subscription services and revenues:

•	We provide e-subscription services through our Web site and record the delivery of the service in our internal systems. However, in order to recognize revenue and get paid for services provided, we rely on billing confirmations from CMCC and Unicom as to the actual amount of services they have billed to their mobile customers. We do not collect e-subscription fees from an operator in certain circumstances due to technical issues with the operator’s network. We refer to these failures as an operator’s “failure rate,” which can vary from operator to operator. An operator’s failure rate can vary from month to month, ranging from 0% to 80% and may change at any time without notice. If an operator encounters technical problems, increases in the failure rate for that operator could occur. CMCC and its subsidiaries are currently in the process of establishing a new billing platform and may require us to switch to this platform in the near future. The new platform may result in higher failure rates or lower revenues associated with changes in the billing procedures. Changes in failure rates may result in significant reductions or fluctuations in our e-subscription revenues. In March 2004, Unicom also adopted new billing practices and procedures which resulted in a decrease in revenues from Unicom by approximately 28% in March 2004 as compared to the previous month. Our e-subscription revenues from Unicom may decrease further.

•	The service fees we pay for using an operator’s infrastructure are set based on the negotiation of annual contracts. Our contract with Unicom has been extended and will expire in March 2005. Our contracts with CMCC expire at various times from May 2004 to April 2005. Our negotiating power is limited and if an operator increases its service fees, or does not comply with the terms of our contract, our revenue, gross margin and profitability could be materially reduced.

•	We rely on the operators to pay us the e-subscriptions fees which they have billed to their mobile customers. If an operator refuses to pay us or limits the amount of e-subscriptions fees which can be billed in a month, our revenues could be adversely affected.

•	An operator could launch competing services at any time.

•	The refusal of an operator to allow us to supply certain services or its refusal to allow us to charge our desired prices for our services could disrupt our e-subscription services.

•	If CMCC or Unicom were unwilling to cooperate with us, we would not be able to find substitute partners.

•	CMCC or Unicom have both recently changed their operating regulations and may make further such changes at any time. Such recent or any such future changes could result in our being required to pay penalties for breaching or being alleged to have breached certain provisions of our agreements with CMCC or Unicom under new billing rules or revised operating procedures, or having our services discontinued without notice. Changes in these operating regulations could also have a material impact on our revenue. For example, in

July 2003, CMCC disallowed us from using third party Web sites which do not have Internet content provider licenses, or Web site union, to promote our e-subscriptions products. In addition, as of March 31, 2004, we had recorded expenses of $280,000 related to notices of penalties and complaints from subsidiaries of CMCC based on allegations of the breach of certain provisions of the agreements with the mobile network operators as a result of recent changes in CMCC operating regulations.

As a result of our inability to use Web site union to promote our products or acquire subscribers, we experienced substantially lower growth in e-subscriptions revenues for the three months ended September 30, 2003 and December 31, 2003 as compared to the three months ended June 30, 2003, March 31, 2003 and December 31, 2002. We experienced a decrease in e-subscriptions revenue for the three months ended March 31, 2004 as compared to the three months ended December 31, 2003, and expect to have a further decrease in e-subscriptions revenue for the three months ended June 30, 2004, due to the high churn rates in some of our existing products. Selected community products are becoming out of fashion, and we expect a gradual downward trend in these community products.

We depend on online advertising for a significant portion of our revenues. Our ability to generate and maintain significant online advertising revenues will depend upon our users being attractive to advertisers.

We derive a significant portion of our revenues from the sale of advertising on our Web sites. For the three months ended March 31, 2004 and 2003, advertising revenues represented approximately 43% and 31%, respectively, of our total revenues. No single customer accounted for more than 10% of total advertising revenues for each of the three months ended March 31, 2004 and 2003.

Our ability to generate and maintain significant online advertising revenues in China will depend, among other things, on the development of a large base of users possessing demographic characteristics attractive to advertisers. Accordingly, we may not be successful in generating significant future online advertising revenues.

Our ability to generate and maintain significant online advertising revenues may also be subject to downward pressure on online advertising prices and limitations on inventory.

Our ability to generate and maintain significant online advertising revenues will also depend upon acceptance by advertisers that online advertising is effective.

Our ability to generate and maintain significant online advertising revenues will also depend upon the effectiveness of our advertising delivery, tracking and reporting systems.

The expansion of Internet advertisement blocking software may result in a decrease of advertising revenues.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. The expansion of ad blocking on the Internet may decrease our revenues because when an ad is blocked, it is not downloaded from our ad server. As a result, such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our portal because of the use by third parties of Internet advertisement blocking software.

Restrictions on the availability of credit to companies imposed by the PRC government may affect our liquidity and business.

The PRC government recently placed a restriction on the availability of credit to companies, especially companies operating in the real estate industry. Our advertisers may decrease their purchases of online advertising through our portals as a result of this restriction, especially purchases through Focus.cn, a leading real estate portal in China which we acquired in November 2003, as substantially all of its revenues are derived from real estate developers.

In addition, the PRC government may, in the future, issue a new policy to further restrict credit to companies. The current restriction, along with any new restriction, could have a negative impact on our liquidity if we necessitate a new credit line in China for any new business expansion or general corporate purposes.

The online shopping market is small and unproven in China and as a result, we may not be able to sustain e-commerce revenue growth or maintain existing e-commerce revenue levels.

We may not be able to maintain our existing e-commerce gross margins because of competitors such as Joyo, Bertelsmann Online and Dang Dang.

Credit cards are not widely used in China and, as a result, we rely on cash on delivery for collecting payments, which exposes us to the risk of non-collection from the companies providing delivery service.

Future governmental regulations could restrict us from further expanding or continuing our e-commerce business.

Our operating results are likely to fluctuate significantly and may differ from market expectations.

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business, such as our reliance on mobile operators for our e-subscriptions revenue, the fact that the Chinese Internet industry is in an early stage of development and we are unsure if it will continue to grow or at what rate it will grow, and the fact that we are subject to government regulations that may change at any time or without notice. We rely on mobile operators for, among other things, billing of and collection of e-subscription fees from mobile phone users. If our arrangements with the operators were to be terminated, altered or not renewed, or if the operators did not provide continuous or adequate service, our revenues could be reduced significantly.

As a result, we believe that year-to-year and quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. In addition, we have experienced very high growth rates in the recent past and there may be expectations that these growth rates will continue. It is likely that in some future quarter, our operating results will be below the expectations of public market analysts and investors. In this event, the trading price of our common stock may fall.

We will not be able to attract visitors, advertisers, paying subscribers, wireless and e-commerce customers if we do not maintain and develop the Sohu brand.

Maintaining and further developing our brand is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users, advertisers, subscribers, and wireless and e-commerce customers, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. If our revenues do not increase proportionately, our results of operations and liquidity will suffer.

Our success in promoting and enhancing our brand, as well as our ability to remain competitive, will also depend on our success in offering high quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our portal or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting visitors, advertisers, and wireless and e-commerce customers.

If we fail to establish and maintain relationships with content and technology providers and mobile network operators, we may not be able to attract and retain users.

We rely on a number of third party relationships to attract traffic and provide content in order to make our portal more attractive to users and advertisers. Some content providers have increased the fees they charge us for their content. This trend could increase our operating expenses and could adversely affect our ability to obtain content at an economically acceptable cost. Most of our arrangements with content providers are short-term and may be terminated at the convenience of the other party. In addition, much of the third party content provided to our portal is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

Substantially all of our e-subscription revenue is generated through wireless services where we depend on mobile network operators for message delivery and payment collection. If we were unable to continue this arrangement, our wireless services would be severely disrupted.

Our business also depends significantly on relationships with leading technology and infrastructure providers and the licenses that the technology providers have granted to us. Our competitors may seek to establish the same relationships as we have, which may adversely affect us. We may not be able to maintain these relationships or replace them on commercially attractive terms.

We depend on key personnel and our business may be severely disrupted if we lose the services of our key executives and employees.

Our future success is heavily dependent upon the continued service of our key executives, particularly Dr. Zhang, who is also the founder and president of Beijing Sohu and High Century, which is the major shareholder of Sohu Internet and Hengda. We rely on his expertise in our business operations and on his personal relationships with some of our principal shareholders, the relevant regulatory authorities, our customers and suppliers, Beijing Sohu, High Century, and Hengda. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we may lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. We do not maintain key-man life insurance for any of our key executives.

We also rely on a number of key technology staff for the operation of Sohu. Given the competitive nature of the industry, the risk of key technology staff leaving Sohu is high and could have a disruptive impact on our operations.

Rapid growth and a rapidly changing operating environment strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our audience and their Internet use increase, as the demands of our audience and the needs of our customers change and as the volume of online advertising, wireless and e-commerce activities increases, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

•	adapt our services and maintain and improve the quality of our services;

•	protect our Web site from hackers and unauthorized access;

•	continue training, motivating and retaining our existing employees and attract and integrate new employees; and

•	develop and improve our operational, financial, accounting and other internal systems and controls.

We may not be able to track the delivery of advertisements through our portal, which may make us less attractive to potential advertisers.

It is important to advertisers that we accurately measure the demographics of our user base and the delivery of advertisements through our portal. Companies may choose not to advertise on our portal or may pay less for advertising if they do not perceive our portal to be reliable. We depend on third parties to provide us with some of these measurement services. If they are unable to provide these services in the future, we would need to perform these services ourselves or obtain these services from other providers. This could cause us to incur additional costs or cause interruptions or slowdowns in our business during the time we are replacing these services. We are currently implementing additional systems designed to collect information on our users. We may not be able to implement these systems successfully.

Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing portal business. Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets and exposure to undisclosed or potential liabilities of acquired companies. Moreover, the resources expended in identifying and consummating acquisitions may be significant. Furthermore, any acquisitions we decide to pursue may be subject to the approval of the relevant PRC governmental authorities, as well as any applicable PRC rules and regulations.

The acquisition and integration of 17173.com and Focus.cn create certain risks and uncertainties.

In November 2003, we completed the acquisitions of 17173.com and Focus.cn. As a result of the acquisitions, we continue to spend considerable time and effort in integrating into our company the employees, organization, customers and operations of 17173.com and Focus.cn. Also, there can be no assurance that we will succeed in realizing the anticipated economic benefits of the acquisitions, including increased advertising revenues. Further, as a result of the acquisitions, we recorded significant goodwill in our financial statements, which may be subject to future impairment in the event, among others, that revenues and gross margins fail to materialize at anticipated levels.

We may rely on dividends and other distributions on equity paid by Sohu.com Limited, our wholly-owned subsidiary, to fund any cash requirements we may have. We may not be able to obtain cash from distributions to the extent such distributions are restricted by PRC law or future debt covenants.

We are a holding company with no operating assets other than investments in Chinese operating entities, including Beijing ITC, Sohu Era, and Sohu Software, through an intermediate holding company, Sohu.com Limited, our wholly-owned subsidiary in the Cayman Islands, and our variable interest entities, Beijing Sohu, High Century, Hengda and Sohu Internet. We may need to rely on dividends and other distributions on equity paid by Sohu.com Limited for our cash requirements in excess of any cash raised from investors and retained by us. If Beijing ITC, Sohu Era, and Sohu Software incur debt on their own behalf in the future, the instruments governing the debt may restrict Beijing ITC’s, Sohu Era’s and Sohu Software’s ability to pay dividends or make other distributions to us. In addition, PRC legal restrictions permit payment of dividends by Beijing ITC, Sohu Era, and Sohu Software only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, Beijing ITC, Sohu Era and Sohu Software are also required to set aside 10% of their net income each year to fund certain reserve funds until these reserves equal 50% of the amount of paid-in capital. These reserves are not distributable as cash dividends. Furthermore, dividends received by Sohu.com Inc. would be subject to taxation at United States tax rates of 34% or 35%. We do not expect any dividends or other distributions on equity from Sohu.com Limited in the foreseeable future.

We may not have exclusive rights over the mark “Sohu.com” in certain areas.

We have applied for registration of the “Sohu.com” mark in Hong Kong and Taiwan, and plan to apply for registration in Malaysia and Singapore. Completion of these applications is subject to prior rights in the relevant jurisdictions. Any rejection of those applications may adversely affect our legal rights over the mark “Sohu.com” in those countries and regions.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. In particular, the laws of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

We cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, are currently, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay a fine and we may incur licensing fees or be forced to develop alternatives. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide over our portal.

As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our visitors and incur significant costs in their defense. In the past, claims based on the nature and content of information that was posted online by visitors have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks.

We could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that our visitors may post in classifieds, message boards, chat rooms or other interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer Web-based e-mail and subscription services, which expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected messages;

•	illegal or fraudulent use of e-mail; or

•	interruptions or delays in e-mail service.

Investigating and defending any such claims may be expensive, even if they do not result in liability.

Risks Related to Our Markets

We will rely on online advertising sales for a significant portion of our future revenues, but the online advertising market is new and rapidly evolving, particularly in China, and the Internet has not been proven as a widely accepted medium for advertising.

We expect to derive a significant portion of our revenue for the foreseeable future from online advertising. If the Internet is not accepted as a medium for advertising, our ability to generate revenues will be adversely affected.

The online advertising market is new and rapidly evolving, particularly in China. As a result, many of our current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budget to Internet-based advertising. Moreover, advertising clients that have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. In addition, companies may choose not to advertise on our portal if they do not perceive our online advertising platform to be effective or our audience demographics to be desirable. The failure to successfully address these risks or execute our business strategy would significantly reduce our profitability.

The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines.

Many of our current and potential e-subscription customers have only limited experience using the Internet for subscription purposes, and may not be willing to fully embrace the products and services we offer, which would adversely affect our future revenues and business expansion.

The e-subscription market is also new and rapidly evolving in China. Many of our current and potential e-subscription customers have limited experience using the Internet for subscription services. Our e-subscription revenue growth depends upon user acceptance of our existing and new services, such as our wireless dating, email, news, sports and jokes content, mobile alumni club and other products. Because these services are new and untested, we do not have a clear understanding of consumer behavior, making it difficult to predict future growth or usage. Customers may not be willing to fully embrace the products and services we offer.

We face intense competition which could reduce our market share and adversely affect our financial performance.

The PRC Internet market is characterized by an increasing number of entrants because, among other reasons, the barriers to entry are relatively low. The market for Internet services and products, particularly Internet search and retrieval services, wireless and e-commerce services and online advertising, is intensely competitive. In addition, the Internet industry is relatively new and constantly evolving and, as a result, our competitors may better position themselves to compete in this market as it matures.

There are many companies that provide or may provide Web sites and online destinations targeted at Internet users in China. Some of our major competitors in China are major United States Internet companies, such as Yahoo! Inc and its newly-acquired 3721.com and Nasdaq listed companies Sina Corporation, Netease, Tom Online, and Linktone. These competitors may also improve or enhance their positions in the PRC Internet market through mergers and acquisitions. In addition, we may face competition from existing or new domestic PRC Internet companies that are either affiliated with large corporations such as Legend Computer, America Online and Softbank Corporation, or controlled or sponsored by PRC government entities. These competitors may have certain advantages over us, including:

•	substantially greater financial and technical resources;

•	more extensive and well developed marketing and sales networks;

•	better access to original content;

•	greater global brand recognition among consumers; and

•	larger customer bases.

With these advantages, our competitors may be better able to:

•	develop, market and sell their products and services;

•	adapt more quickly to new and changing technologies; and

•	more easily obtain new customers.

We may not be able to compete successfully against our current or future competitors.

The telecommunications infrastructure in China, which is not as well developed as in the United States, may limit our growth.

The telecommunications infrastructure in China is not well developed. Our growth will depend on the PRC government and state-owned enterprises establishing and maintaining a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in China. The Internet infrastructure, standards, protocols and complementary products, services and facilities necessary to support the demands associated with continued growth may not be developed on a timely basis or at all by the PRC government and state-owned enterprises.

We depend on ChinaNet, China Netcom, China Telecom and the Beijing Telecom Administration for telecommunications services, and any interruption in these services may result in severe disruptions to our business.

Although private Internet service providers exist in China, almost all access to the Internet is maintained through ChinaNet, currently owned by China Netcom and China Telecom, under the administrative control and regulatory supervision of the MII. In addition, local networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Netcom and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced aggressive plans to develop the national information infrastructure, this infrastructure may not be developed and the Internet infrastructure in China may not be able to support the continued growth of Internet usage. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure.

We may not be able to lease additional bandwidth from the Beijing Telecom Administration on acceptable terms, on a timely basis or at all. In addition, we will have no means of getting access to alternative networks and services on a timely basis, if at all, in the event of any disruption or failure of the network.

The high cost of Internet access may limit the growth of the Internet in China and impede our growth.

Access to the Internet in China remains relatively expensive, and may make it less likely for users to access and transact business over the Internet. Unfavorable rate developments could further decrease our visitor traffic and our ability to derive revenues from transactions over the Internet.

The acceptance of the Internet as a commerce platform in China depends on the resolution of problems relating to fulfillment and electronic payment.

Our future growth of revenues depends in part on the anticipated expansion of e-commerce activities in China. As China currently does not have a reliable nationwide product distribution network, the fulfillment of goods purchased over the Internet will continue to be a factor constraining the growth of e-commerce. An additional barrier to the development of e-commerce in China is the lack of reliable payment systems. In particular, the use of credit cards or other viable means of electronic payment in sales transactions is not as well developed in China as in some other countries, such as the United States. Various government entities and businesses are working to resolve these fulfillment and payment problems, but these problems are expected to continue to hinder the acceptance and growth of the Internet as a commerce platform in China, which could in turn hinder our growth.

Risks Related to the Internet and Our Technology Infrastructure

To the extent we are unable to scale our systems to meet the increasing PRC Internet population, we will be unable to expand our user base and increase our attractiveness to advertisers and merchants.

As Web page volume and traffic increase in China, we may not be able to scale our systems proportionately. To the extent we do not successfully address our capacity constraints, our operations may be severely disrupted, and we may not be able to expand our user base and increase our attractiveness to advertisers and merchants.

Unexpected network interruptions caused by system failures may result in reduced visitor traffic, reduced revenue and harm to our reputation.

Our portal operations are dependent upon Web browsers, Internet service providers, content providers and other Web site operators in China, which have experienced significant system failures and system outages in the past. Our users have in the past experienced difficulties due to system failures unrelated to our systems and services. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce our user satisfaction, future traffic and our attractiveness to users and advertisers.

Our operations are vulnerable to natural disasters and other events, as we only have limited backup systems and do not maintain any backup servers outside of China.

We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. All of our servers and routers are currently hosted in a single location within the premises of Beijing Telecom Administration. We do not maintain any back up servers outside Beijing. We do not have a disaster recovery plan in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occurs, we may experience a complete system shutdown. We do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur.

Concerns about security of e-commerce transactions and confidentiality of information on the Internet may increase our costs, reduce the use of our portal and impede our growth.

A significant barrier to e-commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend capital and resources to protect against or to alleviate these problems.

Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable.

Internet usage could decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Web site against hackers. We cannot assure you that any measures we may take will be effective. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.

Political, Economic and Regulatory Risks

Regulation and censorship of information distribution in China may adversely affect our business.

China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the MII has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Because many PRC laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the PRC legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine the type of content that may result in liability for a Web site operator.

Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside China at its sole discretion. If the PRC government were to take action to limit or eliminate the distribution of information through our portal or to limit or regulate current or future applications available to users of our portal, our business would be affected.

The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any Web site it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it. Moreover, where the transmitted content is considered suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, under recently adopted regulations, Internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these new regulations have not been issued, however, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

Political and economic policies of the PRC government could affect our business.

All of our business, assets and operations are located in China and all of our revenues are derived from our operations in China. Accordingly, our business could be adversely affected by changes in political, economic or social conditions in China, adjustments in PRC government policies or changes in laws and regulations.

The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

•	structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	growth rate;

•	control of foreign exchange; and

•	methods of allocating resources.

Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict what effects the economic reform and macroeconomic measures adopted by the Chinese government may have on our business or results of operations.

If tax benefits presently available to certain of our subsidiaries and variable interest entities located in China were not available, the income tax rate on most of our profits in China could increase from 0% to 33%.

Our China-based subsidiaries Sohu Era and Sohu Software and our variable interest entity Sohu Internet enjoy tax benefits which are available to “new technology enterprises.” Presently, PRC law requires that a company, in order to be considered a “new technology enterprise”: (i) operate in the high-tech industry (which includes the Internet industry), (ii) be incorporated and operating in Beijing Zhongguancun Science Park, (iii) receive 60% of its revenue from high-tech products or services, and (iv) have at least 20% of its employees involved in technology development. Each year new technology enterprises are subject to annual inspection to determine whether they continue to meet these requirements.

Subject to the approval of the relevant tax authorities, the effective income tax rate for new technology enterprises registered and operating in Beijing Zhongguancun Science Park is 15%, while the local income tax will be exempted as long as the enterprise holds the new technology enterprise status. New technology enterprises are exempted from Chinese state corporate income tax for three years, beginning with their first year of operations, and are entitled to a 50% tax reduction at the rate of 7.5% for the subsequent three years. Sohu Era, Sohu Software and Sohu Internet were incorporated in 2003 and, providing there is no change in their status as a new technology enterprise or a change in the relevant regulations, will be subject to an effective tax rate of 0% in 2004 and 2005, 7.5% in 2006, 2007 and 2008 and 15% thereafter. Sohu Era, Sohu Software and Sohu Internet obtained approval from the relevant tax authorities for these tax benefits.

We currently expect most of our income to be earned from Sohu Era. In addition to the office in Beijing Zhongguancun Science Park, Sohu Era also has an office outside Beijing Zhongguancun Science Park where a part of its operations, mainly including its content and administrative departments, are located. We believe that substantially all of Sohu Era’s services are ultimately delivered in Beijing Zhongguancun Science Park. However, the relevant tax authorities could challenge whether Sohu Era is operating outside Beijing Zhongguancun Science Park, which could result in a withdrawal of the approval of the tax benefits by the tax authorities.

If any of the following occurs, we would be subject to enterprise income tax in China at rates up to 33%, which could cause a significant reduction in our after-tax income:

•	These tax benefits are no longer available to a new technology enterprise;

•	These is a change in governmental policy or regulations concerning requirements necessary to be deemed a new technology enterprises;

•	Sohu Era does not meet the requirements of a new technology enterprise; or

•	The relevant tax authorities withdraw the approval of these tax benefits for Sohu Era.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and you.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiary, Beijing ITC, is a wholly-foreign owned enterprise, or a WFOE, which is an enterprise incorporated in mainland China and wholly-owned by our indirect subsidiary, Sohu Hong Kong. Beijing ITC is subject to laws and regulations applicable to foreign investment in mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment.

Currently, Beijing ITC may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends, without the approval of the State Administration for Foreign Exchange, or SAFE. Beijing ITC may also retain foreign exchange in its current account (subject to a ceiling approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from the SAFE. This could affect Beijing ITC’s ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

We may suffer currency exchange losses if the Renminbi depreciates relative to the U.S. Dollar.

Our reporting currency is the U.S. Dollar. However, substantially all of revenues are denominated in Renminbi. Our revenues as expressed in our U.S. Dollar financial statements will decline in value if the Renminbi depreciates relative to the U.S. Dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. Dollars.

It may be difficult to enforce any civil judgments against us or our board of directors or officers, because most of our assets are located outside of the United States.

Although we are incorporated in the State of Delaware, a significant portion of our assets are located in the PRC. As a result, it may be difficult for investors to enforce outside the United States in any actions brought against us in the United States, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In addition, certain of our directors and officers (principally in the PRC) and all or a substantial portion of their assets may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those directors and officers, or to enforce against them or us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have been advised by our PRC counsel that, in their opinion, there is doubt as to the enforceability in the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state of the United States.

Risks Related to Our Common Stock

The market price of our common stock has been and will likely continue to be volatile. The price of our common stock may fluctuate significantly, which may make it difficult for stockholders to sell shares of our common stock when desired or at attractive prices.

The market price of our common stock has been volatile and is likely to continue to be so. The initial public offering price of our common stock in July 2000 was $13.00 per share. The trading price of our common stock subsequently dropped to a low of $0.52 per share on April 9, 2001. During the last two quarters of 2002, the trading price of our common stock ranged from a low of $1.20 per share to a high of $6.94 per share, and during 2003 and the first and second quarters of 2004 through June 25, 2004, the trading price of our common stock ranged from a low of $6.10 per share to a high of $43.40 per share. On June 25, 2004, the closing price of our common stock was $20.18 per share.

In addition, the Nasdaq Stock Market’s National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies.

The price for our common stock may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options or other stock awards.

Sales of a significant number of shares of our common stock in the public market, or the perception of such sales, could reduce our share price and impair our ability to raise funds in new share offerings.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

There were 36,190,140 shares of our common stock outstanding as of May 31, 2004 (this number excludes the 1,000,000 shares repurchased by Sohu in May 2004) as well as options to purchase an additional 3,364,624 shares of our common stock. Of the outstanding shares, 25,424,216 were issued prior to the initial public offering of our common stock. These shares are either freely tradable without restriction under Rule 144(k) under the Securities Act of 1933 or are tradable subject to the notice, volume and manner of sale restrictions of Rule 144 under the Securities Act.

Sohu issued 4,600,000 shares of common stock in connection with the initial public offering. All of these shares are freely tradable without restriction unless they are held by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

On October 18, 2000, we issued an aggregate of 4,401,500 shares of our common stock to the former stockholders of ChinaRen in connection with our acquisition of that company. All of these shares are currently freely tradable without restriction.

On November 25, 2003, we issued an aggregate of 65,852 shares of common stock to Asia B2B Online Inc., the seller of the Focus.cn Web site, and to certain individuals in connection with our acquisition, through our wholly-owned subsidiary Sohu.com Limited, of All Honest International Limited, the owner of the Focus.cn Web site. Pursuant to a certain employee incentive plan which we assumed in connection with our purchase of All Honest International, we issued to certain individuals on May 25, 2004 an additional 2,499 shares of our common stock and we anticipate issuing to certain individuals on or about November 25, 2004 an additional 23,198 shares of our common stock. Commencing one year after the applicable issue dates, we expect that these shares will be eligible for resale subject to the notice, volume and manner of sale restrictions of Rule 144 under the Securities Act.

The individuals referred to above are parties to an agreement with us that require us to register under the Securities Act for resale by them the shares of our common stock they received in connection with the acquisition and received or will receive pursuant to the employee incentive and retention plan. Pursuant to that agreement, we filed the Registration Statement of which this prospectus forms a part to register the shares for resale, which registration statement has not yet been declared effective by the SEC. When effective, the registration will permit the sale of those shares without regard to the restrictions of Rule 144, so long as the stockholders comply with the prospectus delivery requirements of the Securities Act.

We issued $90.0 million of zero coupon convertible senior notes due July 2023 which we may not be able to repay in cash and could result in dilution of our earnings per share.

In July 2003, we issued $90.0 million aggregate principal amount of zero coupon convertible senior notes due July 2003. The notes are convertible into our common stock at a conversion price of $44.76 per share, subject to adjustment upon the occurrence of specified events, which would result in the issuance of an aggregate of approximately two million shares. Therefore, each $1,000 principal amount of the notes will initially be convertible into 22.3414 shares of our common stock. Each holder of the notes will have the right, at the holder’s option, to require Sohu to repurchase all or any portion of the principal amount of the holder’s notes on July 14 in 2007, 2013 and 2018 at a price equal to 100% of the outstanding principal amount. We may also be required to repurchase all of the notes following a fundamental change of Sohu, such as a change of control, prior to maturity. We may not have enough cash on hand or have the ability to access cash to pay the notes if presented for redemption on a fundamental change, on a redemption date referred to above or at maturity. In addition, the redemption or purchase of our notes with shares of our common stock or the conversion of the notes into our common stock could result in dilution of our earnings per share.

We are controlled by a small group of our existing stockholders, whose interests may differ from other stockholders.

Dr. Zhang beneficially owns approximately 26% of the outstanding shares of our common stock and is our largest stockholder. Our second largest stockholder, together with Dr. Zhang, our other executive officers and members of our Board of Directors, beneficially own approximately 40% of the outstanding shares of our common stock. Accordingly these stockholders acting together will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these stockholders may differ from the interests of the other stockholders.

Holders of a significant percentage of the outstanding shares of our common stock are parties to an agreement under which they have agreed to vote together in favor of a nominee of one of our stockholders to our board of directors. As a result of their voting power, they will have significant influence in causing that nominee to be elected.

Anti-takeover provisions of the Delaware General Corporation Law, our certificate of incorporation and Sohu’s Stockholder Rights Plan could delay or deter a change in control.

Some provisions of our certificate of incorporation and bylaws, as well as various provisions of the Delaware General Corporation Law, may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our stockholders or if an acquisition or change in control would provide our stockholders with a premium for their shares over then current market prices. For example, our certificate of incorporation provides for the division of the board of directors into two classes with staggered two-year terms and provides that stockholders have no right to take action by written consent and may not call special meetings of stockholders, each of which may make it more difficult for a third party to gain control of our board in connection with, or obtain any necessary stockholder approval for, a proposed acquisition or change in control.

In addition, we have adopted a stockholder rights plan under the terms of which, in general, if a person or group acquires more than 20% of the outstanding shares of common stock, all other Sohu stockholders would have the right to purchase securities from Sohu at a substantial discount to those securities’ fair market value, thus causing substantial dilution to the holdings of the person or group which acquires more than 20%. The stockholder rights plan may inhibit a change in control and, therefore, could adversely affect the stockholders’ ability to realize a premium over the then-prevailing market price for the common stock in connection with such a transaction.

The power of our Board of Directors to designate and issue shares of preferred stock could have an adverse effect on holders of our common stock.

Our certificate of incorporation authorizes our board of directors to designate and issue one or more series of preferred stock, having rights and preferences as the board may determine, and any such designations and issuances could have an adverse effect on the rights of holders of common stock.

FORWARD-LOOKING STATEMENTS

Some statements in this prospectus and in the documents incorporated by reference herein may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” “project,” or similar language. All forward-looking statements included in this prospectus and any documents incorporated by reference are based on information available to us on the date hereof or as of the dates of the documents incorporated by reference, and we assume no obligation to update any such forward-looking statements. Our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business and the advisability of making an investment in the shares of common stock, prospective investors should carefully consider the information set forth above under the caption “Risk Factors”. We caution prospective investors in the shares of common stock not to place undue reliance on these forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling security holders. Accordingly, we will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

SELLING SECURITY HOLDERS

This prospectus relates to the offer and sale by certain selling security holders of up to an aggregate of 91,549 shares of our common stock.

The following table sets forth certain information regarding the beneficial ownership of our common stock beneficially owned by each of the selling security holders as of June 15, 2004 and the number of shares that may be offered by the selling security holders pursuant to this prospectus. The information provided in the table below with respect to each selling security holder has been obtained from the selling security holder. None of the selling security holders has, or within the past three years has had, any position, office or material relationship with us. The selling security holders may sell all or some portion of the shares of common stock owned by them. The following table assumes that all of the shares of common stock being registered will be sold by the selling security holders.

The table includes the number of shares and percentage ownership represented by those shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission.

Information about the selling security holders may change over time. Any changed information given to us by the selling security holders will be set forth in prospectus supplements if and when necessary.

Name of Selling Security Holder	Common Shares Beneficially Owned Prior to the Offering	Common Shares to be Registered Hereunder	Common Shares Beneficially Owned After the Offering	Percentage Owned After the Offering
Asia B2B Online Inc.	40,155	40,155	0	0%
Yu, Gong	35,064	35,064	0	0%
Zou, Liangdon	4,054	4,054	0	0%
Liu, Peichen	810	810	0	0%
He, Minhu	1,216	1,216	0	0%
Fu, Min	754	754	0	0%
Liu, Xiangrong	2,838	2,838	0	0%
Guo, Haiyang	850	850	0	0%
Gen, Xiaohua	810	810	0	0%
Yuan, Qing	1,620	1,620	0	0%
Fang, Rui	170	170	0	0%
Wei, Zheng	728	728	0	0%
Tong, Lei	494	494	0	0%
Zou, Weijing	574	574	0	0%
Chen, YanXia	80	80	0	0%
Nan, Nan	380	380	0	0%
Fan, Cuihong	80	80	0	0%
Fu, Lu	170	170	0	0%
Ma, Li	40	40	0	0%
Zhao, Omgmei	16	16	0	0%
Wang, Duo	32	32	0	0%
Wang, Yao	162	162	0	0%
Liu, Xinhua	186	186	0	0%
Xie, Xingwu	162	162	0	0%
Wang, Chao	40	40	0	0%
Liu, Jingying	16	16	0	0%
Sun, Enmei	16	16	0	0%
Shang, Lei	8	8	0	0%
Wang, Sen	8	8	0	0%
Dong, Wan	16	16	0	0%

Asia B2B Online Inc.’s board of directors exercise voting and dispositive powers with respect to the shares offered for sale by Asia B2B Online Inc. The current members of Asia B2B Online Inc.’s board of directors are Bo Wu and Yi-Chih Hans Tai.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the securities covered by this prospectus. The shares of common stock are being offered on behalf of the selling security holders. The selling security holders may offer and sell their shares of common stock being registered pursuant to this prospectus in whole or in part, from time to time in one or more of the following transactions.

•	on the Nasdaq National Market,

•	in privately negotiated transactions, or

•	in a combination of these transactions.

The selling security holders may sell their shares of common stock at any of the following prices:

•	at fixed prices,

•	at market prices prevailing at the time of the sale,

•	at prices related to market prices, or at negotiated prices.

The selling security holders may sell some or all of their shares of common stock in any of the following ways:

•	to or through brokers, agents, or dealers designated from time to time, or

•	directly to purchasers.

The selling security holders may negotiate and pay brokers, agents, or dealers commissions, discounts or concessions for their services. The selling security holders and any brokers, agents or dealers that act in connection with the sale of shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. In addition, the brokers’, agents’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock will be passed upon for us by Goulston & Storrs, P.C., Boston, Massachusetts. Timothy B. Bancroft, a Director and shareholder of Goulston & Storrs, is our Secretary.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Sohu.com Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been so incorporated in reliance on the reports of PricewaterhouseCoopers, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The descriptions concerning PRC laws and regulations and our regulatory compliance incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 into this prospectus have been so included in reliance upon the opinion of TransAsia Lawyers as experts in PRC legal matters.

The statement of direct revenues and direct expenses of the Focus Web site, a Web site formerly owned by Asia B2B Online Inc., incorporated in this prospectus by reference to the Current Report on Form 8-K/A filed February 6, 2004, March 2, 2004, March 15, 2004, April 22, 2004 and June 23, 2004 of Sohu.com Inc. has been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent auditors of the Focus Web site, a Web site formerly owned by Asia B2B Online Inc., given on the authority of said firm as experts in auditing and accounting.

The statement of assets to be sold and the statement of direct revenues and direct expenses of the 17173.com Web site, a website formerly owned by Netdragon Websoft Inc., incorporated in this prospectus by reference to the Current Report on Form 8-K/A filed February 9, 2004, March 15, 2004, April 22, 2004 and June 23, 2004 of Sohu.com Inc. have been so incorporated in reliance on the report of Grant Thornton independent auditors of the 17173.com Web site, a website formerly owned by Netdragon Websoft Inc., given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain of our publicly-filed documents, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q/A for the quarters ended September 30, 2003 and March 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Our Current Reports on Form 8-K filed on February 5, 2004, March 12, 2004, May 3, 2004, May 18, 2004 and June 2, 2004 and our Current Report on Form 8-K/A filed on February 6, 2004, February 9, 2004, March 2, 2004, March 15, 2004 and June 23, 2004; and

•	The description of our stock contained in our Registration Statement on Form 8-A dated July 7, 2000 and the description of the associated preferred stock purchase rights contained in our Registration Statement on Form 8-A filed July 30, 2001.

We will furnish without charge to you and to each person, including any beneficial owner of the shares of common stock to whom a prospectus is delivered, on written or oral request, a copy of any of the documents incorporated by reference herein, other than exhibits to the documents that are not specifically incorporated by reference therein. You should direct any requests for documents to Caroline Straathof, Sohu.com Inc., 7 Jianguomen Nei Avenue, Bright China Chang An Building, Tower 2 Room 1519, Beijing, China 100005, or by telephoning us at (86-10) 6510-2160.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information, including the information incorporated by reference above, with the SEC. Investors may inspect and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Investors may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. This information also is available at the SEC’s World Wide Web site at http://www.sec.gov.

We filed a registration statement on Form S-3 under the Securities Act of 1933 relating to the common stock offered by this prospectus with the SEC in Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, portions having been omitted from this prospectus in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; we refer you in each instance to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by that reference. For further information with respect to us and the common stock offered by this prospectus, we refer investors to the registration statement, the exhibits thereto and the financial statements and schedules filed as a part of the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses estimated to be incurred in connection with the sale and distribution of the securities being registered. We will pay all of these expenses.

SEC registration fee	$212
Printing, engraving and mailing expenses	$4,000
Legal fees and expenses	$15,000
Accounting fees and expenses	$6,500
Miscellaneous	$2,000
TOTAL	$27,712

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits the indemnification of officers and directors in terms sufficiently broad to allow Delaware corporations such as the registrant to indemnify the officers and directors of the registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

As permitted by Delaware law, the registrant’s Sixth Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the registrant or to its stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction form which the director derives an improper personal benefit. The effect of this provision in the Sixth Amended and Restated Certificate of Incorporation is to eliminate the rights of the registrant and its stockholders (through stockholders’ derivatives suits on behalf of the registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. These provisions will not alter the liability of directors under the Federal securities laws.

The registrant’s Sixth Amended and Restated Certificate of Incorporation also provides that the registrant shall indemnify directors of the registrant from and against all expenses, liabilities and other matters to the fullest extent permitted by Section 145 of the Delaware General Corporation Law and that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his capacity as a director and as to action in another capacity during his tenure as a director, and shall continue as to a person who has ceased to be a director, and shall inure to the benefit of the heirs, executors and administrators of such a person.

The registrant’s Amended and Restated Bylaws provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant) by reason of the fact that he is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of any other corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The Amended and Restated Bylaws also provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery of the State of Delaware or the court in which such action was brought shall deem proper.

The Amended and Restated Bylaws also provide that to the extent a director or officer of the registrant has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for in the Amended and Restated Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the registrant may purchase and maintain insurance on behalf of a director or officer of the registrant against any liability asserted against him or incurred by him in any such capacity or arising out of his status as against such liabilities under the Amended and Restated Bylaws.

Item 16.	Exhibits.

Exhibit Number	Description

4.1(1)	Rights Agreement, dated as of July 25, 2001, between Sohu.com Inc. and The Bank of New York, as Rights Agent

4.2(2)	Registration Rights Agreement, dated as of November 25, 2003, by and between Sohu.com Inc. and the selling security holders who are parties thereto

5.1(3)	Opinion of Goulston & Storrs, P.C.

23.1(4)	Consent of Independent Auditors

23.2(3)	Consent of TransAsia Lawyers, PRC Counsel

23.3(3)	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)

23.4(4)	Consent of Independent Auditors

23.5(4)	Consent of Grant Thornton, Independent Auditors

24.1(3)	Power of Attorney (included on signature page)

(1)	Incorporated herein by reference to the registrant’s Registration Statement on Form 8-A filed on July 30, 2001.

(2)	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed on December 5, 2003.

(3)	Incorporated herein by reference to the registrant’s registration statement on Form S-3 (registration number 333-109270).

(4)	Filed herewith.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

provided, however, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on this 29th day of June, 2004.

SOHU.COM INC.

By:	/s/ Carol Yu
Carol Yu Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Charles Zhang	Director, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 29, 2004

/s/ Carol Yu Carol Yu	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 29, 2004

* George Chang	Director	June 29, 2004

* Edward B. Roberts	Director	June 29, 2004

* Thomas Gurnee	Director	June 29, 2004

* Charles Huang	Director	June 29, 2004

* Mary Ma	Director	June 29, 2004

By:	/s/ Charles Zhang
Charles Zhang Attorney-in-fact

EXHIBIT INDEX

Item 16.	Exhibits.

Exhibit Number	Description

4.1(1)	Rights Agreement, dated as of July 25, 2001, between Sohu.com Inc. and The Bank of New York, as Rights Agent

4.2(2)	Registration Rights Agreement, dated as of November 25, 2003, by and between Sohu.com Inc. and the selling security holders who are parties thereto

5.1(3)	Opinion of Goulston & Storrs, P.C.

23.1(4)	Consent of Independent Auditors

23.2(3)	Consent of TransAsia Lawyers, PRC Counsel

23.3(3)	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)

23.4(4)	Consent of Independent Auditors

23.5(4)	Consent of Grant Thornton, Independent Auditors

24.1(3)	Power of Attorney (included on signature page)

(1)	Incorporated herein by reference to the registrant’s Registration Statement on Form 8-A filed on July 30, 2001.

(2)	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed on December 5, 2003.

(3)	Incorporated herein by reference to the registrant’s registration statement on Form S-3 (registration number 333-109270).

(4)	Filed herewith.